April 6, 2021

VIA EDGAR

DeCarlo McLaren
Christina DiAngelo-Fettig
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Touchstone Funds Group Trust (the “Trust”)
File Nos. 333-254411
Registration Statement on Form N-14

Dear Mr. McLaren and Ms. DiAngelo-Fettig,

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 31, 2021, from (1) DeCarlo McLaren of the disclosure staff (the “Disclosure Staff”) of the Securities and Exchange Commission (the “SEC”) and (2) Christina DiAngelo-Fettig of the accounting staff (the “Accounting Staff”) of the SEC, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of each Acquiring Fund, each a series of the Trust, as set forth in the table below, in connection with the reorganization of each Target Fund into the respective Acquiring Fund, as set forth below (each, a “Reorganization”). The Registration Statement was filed with the SEC on March 9, 2021 (Accession No.: 0001398344-21-006100).

Target Fund	Acquiring Fund
AIG Focused Dividend Strategy Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Focused Growth Fund, a series of SunAmerica Specialty Series	Touchstone Sands Capital Select Growth Fund
AIG Select Dividend Growth Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Senior Floating Rate Fund, a series of SunAmerica Senior Floating Rate Fund, Inc.	Touchstone Credit Opportunities Fund
AIG U.S. Government Securities Fund, a series of SunAmerica Income Funds	Touchstone Active Bond Fund

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Disclosure and Accounting Staff’s comments.
    For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

General Comments

Comment 1: Please respond to all comments. The Fund is responsible for the accuracy and adequacy of the disclosure. Please fill in missing information and remove brackets around information provided in the Joint Proxy Statement/Prospectus and Joint Statement of Additional Information. Please apply comments to one section of the Registration Statement to other sections where applicable. In response to the Disclosure and Accounting Staff’s comments, please file a written response as correspondence on EDGAR and provide the Disclosure and Accounting Staff with a courtesy copy of the correspondence via email.

Response: The Trust has made the requested changes.

Comment 2: The Disclosure and Accounting Staff note that the Registration Statement also relates to the registration of shares of certain acquiring funds that are series of Touchstone Strategic Trust. The Disclosure and Accounting Staff contemporaneously provided comments relating to the Touchstone Strategic Trust’s registration statement on Form N-14 (the “Staff’s TST Comments”). Please apply the Staff’s TST Comments to other sections of Joint Proxy Statement/Prospectus, as applicable to the Trust.

Response: The Trust has made the requested changes.

Disclosure Staff Comments

Comment 3: Under Pro Forma Capitalization heading in the Joint Proxy Statement/Prospectus, the Disclosure Staff notes that that the disclosure assumes that the Reorganizations occurred as of September 30, 2020. Please update the table to reflect information as of a more recent date.

Response: The Trust notes that the Capitalization table is based upon the Acquiring Funds’ most recently completed fiscal year end. This is the most recent practicable date for which the Capitalization table information is available for each Fund. However, the Trust notes that, pursuant to Accounting Staff Comment 6, it will update the Capitalization table with respect to the reorganization of AIG Focused Growth Fund into Touchstone Sands Capital Select Growth Fund to reflect the reorganization into Touchstone Sands Capital Select Growth Fund that occurred after September 30, 2020.

Accounting Staff Comments

Comment 4: With respect to the “Summary: Reorganization of AIG Select Dividend Growth Fund into Touchstone Dividend Equity Fund” in the Joint Proxy Statement/Prospectus, the
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Accounting Staff notes the disclosure that, “[t]he Acquiring Fund has no performance history [and] [t]he AIG Select Dividend Growth Fund is expected to be the accounting and performance survivor of the Reorganization. Please disclose the alternate accounting and performance survivor if shareholders of the AIG Select Dividend Growth Fund do not approve the Reorganization.
Response: In response to the Accounting Staff’s comment, the Trust notes that, as disclosed under the heading “Background and General Summary -- What is being proposed?” and pursuant to the Asset Purchase Agreement, the shareholders of both AIG Select Dividend Growth Fund and the AIG Focused Dividend Fund are required to approve their Reorganizations in order for the Transaction to close. Therefore, the accounting and performance survivor with respect to these Reorganizations is predetermined. Accordingly, the Trust respectfully declines to make any changes

Comment 5: The Accounting Staff notes that the Trust, on behalf of Touchstone Credit Opportunities Fund, filed a joint proxy statement/prospectus on Form N-14 on March 17, 2021, regarding the reorganization of Touchstone Dynamic Diversified Income Fund into Touchstone Credit Opportunities Fund. Consider mentioning this transaction in the “Summary: Reorganization of AIG Senior Floating Rate Fund into Touchstone Credit Opportunities Fund” in the Joint Proxy Statement/Prospectus.

Response: The Trust has added the following disclosure under the abovementioned heading:

In addition, on November 19, 2020, the Board of Trustees of Touchstone Strategic Trust approved the reorganization of the Touchstone Dynamic Diversified Income Fund into the Acquiring Fund, subject to the approval of the Touchstone Dynamic Diversified Income Fund’s shareholders (the “Dynamic Fund Reorganization”). The Trust filed a prospectus/proxy statement on Form N-14 with respect to the Dynamic Fund Reorganization with the SEC on March 17, 2021. The Dynamic Fund Reorganization is expected to be completed on or about June 4, 2021, prior to the closing of the Reorganization discussed in this Prospectus/Proxy Statement. Touchstone Advisors does not expect the Dynamic Fund Reorganization to affect the completion of the Reorganization discussed in this Prospectus/Proxy Statement.

Comment 6: The Accounting Staff notes that the Pro Forma Capitalization table in the Joint Proxy Statement/Prospectus provides information as of September 30, 2020. The Accounting Staff also notes that the Touchstone Sands Capital Select Growth Fund consummated a reorganization after that date. If the reorganization materially affected the Touchstone Sands Capital Select Growth Fund’s assets, please update the information as of a more recent date.

Response: The Trust has updated the Capitalization table with respect to the reorganization of AIG Focused Growth Fund into Touchstone Sands Capital Select Growth Fund to reflect the reorganization into Touchstone Sands Capital Select Growth Fund that occurred after September 30, 2020.

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Comment 7: Under the heading “Supplemental Financial Information” in the Joint Statement of Additional Information, the Accounting Staff notes the disclosure that, “[t]he Reorganization will not result in a material change to any Target Fund’s investment portfolio due to the investment restrictions of the corresponding Acquiring Fund.” Please confirm supplementally that this disclosure is correct for each Reorganization, e.g., please consider the AIG Senior Floating Rate Fund and Touchstone Credit Opportunities Fund’s investment restrictions and the AIG Senior Floating Rate Fund and Touchstone Active Bond Fund’s investment restrictions.
Response: The Trust confirms that the abovementioned disclosure is correct. The investment policies and restrictions of each Acquiring Fund permit the same types of investments as the investment policies and restrictions of the corresponding Target Fund.

Comment 8: The Staff objects to the AIG Select Dividend Growth Fund (the “Dividend Growth Fund”) as the accounting and performance survivor. Please provide further analysis as to how the Trust concluded that the Dividend Growth Fund is the appropriate accounting and performance survivor of the Reorganization of each of the Dividend Growth Fund and AIG Focused Dividend Strategy Fund (the “Focused Fund” and together with the Dividend Growth Fund, the “Target Funds”) into the Touchstone Dividend Equity Fund (the “Dividend Equity Fund”), a newly created series of the Trust. Regarding the analysis, please also discuss: (a) the investment objectives and investment strategies; (b) the repositioning of the Target Funds prior to the Reorganization; (c) management fees and gross fees in addition to net fees; (d) the difference in asset sizes; and (e) whether the Trust consulted with its independent registered public accounting firm regarding the analysis.

    Response: The Trust respectively disagrees with the Staff and for the reasons set forth herein believes the Dividend Growth Fund is the proper accounting and performance history survivor. Any other outcome could be potentially misleading to shareholders and cause investor confusion; a detailed response is set forth below.
Summary
As discussed in detail below, the Dividend Equity Fund will most closely resemble the Dividend Growth Fund because the Dividend Equity Fund’s investment objectives, policies, restrictions, portfolio construction and composition, and management’s implementation thereof will most closely mirror that of the Dividend Growth Fund. The selection of the accounting and performance survivor in this situation is not a choice between two substantially similar Target Funds. As discussed below, the Dividend Growth Fund and the Focused Fund have fundamentally separate and distinct investment strategies and goals resulting in clearly distinguishable funds with different shareholder investment opportunities, expectations, and experiences. The Dividend Equity Fund’s investment operations will be substantially similar to the Dividend Growth Fund and substantially and materially different from that of the Focused Fund. For the reasons set forth below, we believe that using the accounting and performance history of the Focused Fund would be misleading to shareholders and would result in investor confusion. However, using the accounting and performance history of the Dividend Growth Fund would provide shareholders with meaningful and fair information about the Dividend
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Equity Fund because the Dividend Growth Fund and the Dividend Equity Fund are substantially similar in terms of investment process and strategies.
On the basis of the facts and factors discussed below, we strongly believe that the Dividend Growth Fund should be treated as the accounting and performance survivor in the Reorganization because:
•The investment objectives, policies, and restrictions of the Dividend Growth Fund and the Dividend Equity Fund will be substantially and materially similar, while the investment objectives, policies, and restrictions of the Focused Fund and the Dividend Equity Fund will be substantially and materially different. Accordingly, this factor clearly favors the Dividend Growth Fund.
•The portfolio composition of the Dividend Growth Fund and the Dividend Equity Fund will be substantially and materially similar, while the portfolio composition of the Dividend Equity Fund will be substantially and materially different from that of the Focused Fund. Accordingly, this factor clearly favors the Dividend Growth Fund.
•The Dividend Equity Fund will have similar, but lower, gross and net expenses than either Target Fund because, as a new fund, it necessarily must have competitive fees that are reflective of current market place expectations, whereas the Target Funds have higher historical gross and net expenses because they were implemented at a time when the market could tolerate higher fees. Accordingly, this factor favors the Dividend Growth Fund.
•The portfolio management team of the Dividend Equity Fund will be entirely different from both the Dividend Growth Fund and the Focused Fund and this is, therefore, a neutral factor.
•The asset size of the Focused Fund is higher than that of the Dividend Growth Fund, so this factor favors the Focused Fund.
Collectively, these factors lead to the clear conclusion that the Dividend Growth Fund is the appropriate accounting and performance survivor of the Reorganization.

Shareholders of the Dividend Growth Fund and the Focused Fund will have the opportunity to approve the Reorganization and are afforded the opportunity to vote “yes” or “no” or to “vote with their feet” by redeeming at any time. Accordingly, when shareholders of the Target Funds receive the Prospectus/Proxy Statement, shareholders of each Target Fund will have all of the information necessary to consider the Reorganization. This includes (i) historical information about the Dividend Growth Fund and the Focused Fund, (ii) detailed information describing the Dividend Equity Fund as closely aligning with the Dividend Growth Fund, and (iii) that the Dividend Growth Fund is identified as the appropriate accounting and performance survivor. With this level of detailed information provided, the Target Funds’ shareholders will clearly expect that the Dividend Equity Fund, which they are approving to merge into, will be
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operated in a manner substantially similar to the Dividend Growth Fund. Accordingly, using the accounting and performance history of the Dividend Growth Fund will provide shareholders with a meaningful source of information to evaluate their investment. In contrast, using the Focused Fund’s historical information would be misleading to shareholders because the Dividend Equity Fund’s disclosure and its actual investment strategy is materially different from the Focused Fund’s, resulting in a disconnect between the investment strategy and disclosure and the accounting and performance history disclosed.
As described below, the Dividend Growth Fund satisfies the criteria applied in determining accounting survivor treatment in investment company reorganization transactions. Two separate independent accounting firms reviewed the analysis and did not object to the conclusion that the Dividend Growth Fund is the appropriate accounting and performance survivor. The Trust strongly believes that the Dividend Growth Fund’s historical financial statements and performance should be used following the Reorganization so that shareholders are not deprived of information relating to the historical information that most closely aligns with the investment experience a shareholder will expect when investing in the Dividend Equity Fund. Contrastingly, selection of the Focused Fund as the accounting and performance survivor would be misleading and result in investor confusion because such information is unrelated and disconnected from their investment.
Background

Each of the Dividend Growth Fund and the Focused Fund, each a series of SunAmerica Series, Inc., a Maryland corporation, will be reorganized into the Dividend Equity Fund, a newly created series of Touchstone Funds Group Trust, a Delaware statutory trust. Touchstone Advisors, Inc. (“Touchstone Advisors”) will be the investment advisor to the Dividend Equity Fund and Fort Washington Investment Advisors, Inc. (“Fort Washington”) will be the sub-advisor to the Dividend Equity Fund. Touchstone Advisors has analyzed each of the factors noted herein under the assumption that the Reorganization would be structured as a “shell” reorganization whereby the Dividend Growth Fund and the Focused Fund would be merged into the shell of the Dividend Equity Fund, which is in preliminary registration but not effective and/or being offered for sale. Based on a review of the relevant factors, the Dividend Growth Fund is clearly the accounting survivor in the Reorganization.
With respect to the reorganization of multiple funds into a surviving fund or a new fund, in North American Security Trust (Aug. 5, 1994) (“NAST”), the Staff indicated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles” (emphasis added) in concluding whether a surviving fund or a new fund resulting from a reorganization may use the historical performance of a predecessor fund.1 In reaching this determination, funds should compare the funds’ investment advisers, investment policies, objectives and restrictions, expense structures and ratios, asset size, and portfolio composition, among other factors. These factors follow those used by the Staff in identifying the accounting survivor of a business combination transaction involving investment companies, and the Staff
1     North American Security Trust (pub. avail. Aug. 5, 1994).
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has stated that “generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.” As a result, a surviving fund or new fund that is the accounting successor to a predecessor fund will generally be required to utilize the prior performance record in its prospectus and, to the extent that such performance is advertised, in sales materials prepared pursuant to Rule 482 under the Securities Act of 1933, as amended (the “1933 Act”).
Accordingly, in reliance on NAST, Touchstone Advisors undertook a detailed and exhaustive review and consideration of which of the Dividend Growth Fund or the Focused Fund was the appropriate accounting and performance survivor in the Reorganization. This review and analysis concluded that the Dividend Equity Fund “most closely resembles” the Dividend Growth Fund based on the totality of the NAST factors. The fact that, following the Reorganization former shareholders of the Focused Fund will represent a majority of the assets does not mean that the Dividend Equity Fund in any manner more closely resembles such fund in respect to its investment operations or experience. In fact, as noted above, because the Focused Fund shareholders must approve the Reorganization with full and complete disclosure that the Dividend Equity Fund will operate in a fundamentally distinct manner and will closely resemble the Dividend Growth Fund, demonstrates that the Focused Fund shareholders clearly expect to invest in a new and different fund product.
In addition, the Staff has previously taken the position that under the performance advertising rules, “meaningful past performance information should not be excluded from performance advertising.”2 Due to the significant similarities between the Dividend Growth Fund and the Dividend Equity Fund, and the similarities in portfolio composition and historical correlation, the performance record of the Dividend Growth Fund clearly would provide meaningful information to investors because the Dividend Equity Fund is essentially a continuation of the investment strategies of the Dividend Growth Fund and is fundamentally different from the investment strategies and operations of the Focused Fund.

Finally, in analyzing the application of the NAST factors to the Reorganization, Touchstone Advisors engaged and consulted with Tait, Weller & Baker, LLP (“Tait”), as independent registered public accounting firm, and K&L Gates LLP (“K&L Gates”) (counsel to the Trust) and requested their views on this issue. Tait did not object to the conclusion and K&L Gates concurred with the analysis with respect to accounting and performance survivorship and that the Dividend Growth Fund is the appropriate accounting and performance survivor of the Reorganization.
Detailed NAST Analysis
1.Legal Survivorship
The Dividend Equity Fund will be the surviving fund as a matter of corporate/trust law and will be the legal survivor in the Reorganization.
2     See The Fairmont Fund Trust (pub. avail. Dec. 9, 1988).
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The Dividend Equity Fund, as the combined fund, will carry on its operations under the 1933 Act and 1940 Act. However, since the Dividend Equity Fund has no accounting or performance history, it must assume the accounting and performance history of one of the Target Funds, which should be chosen based on an analysis of the NAST factors.
2.Investment Objectives, Policies and Restrictions.
The Dividend Growth Fund and the Focused Fund are distinctly different funds. The Dividend Equity Fund will closely resemble the Dividend Growth Fund in all material respects.
The Dividend Growth Fund and the Focused Fund are separate and distinct funds with materially different investment strategies. The key and critical difference between the strategies is embedded in the Target Funds’ names; the Dividend Growth Fund selects companies that provide dividend growth whereas the Focused Fund is focused only on dividend yield (i.e., only the highest yielding dividend stocks). Consistent with the Dividend Growth Fund, the Dividend Equity Fund will focus on selecting stocks of companies that, among other things, have historically paid consistent, growing dividends and specifically seeks to avoid investing in the highest yielding dividend securities.
Further, the Dividend Equity Fund generally will seek to avoid the highest yielding stocks because Fort Washington, who will be the sub-advisor to the Dividend Equity Fund, believes the highest yielding stocks often have unintentional exposures. The Dividend Equity Fund will predominately invest in stocks with average and above-average yields. In contrast, the Focused Fund specifically targets the highest yielding stocks.
Fort Washington’s Enhanced Dividend Strategy (the “Enhanced Dividend Strategy”) will be applied to the combined Dividend Equity Fund. The following information provided by Fort Washington illustrates Enhanced Dividend Strategy’s philosophy of favoring high quality companies that can grow their dividends while generally avoiding the highest yielding stocks.

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DIFFERENTIATED INVESTMENT APPROACH

Philosophy

Dividend paying stocks tend to outperform over time with less risk →	Invest in dividend paying companies
Companies with high barriers to entry grow dividends →	Favor high quality companies
Highest dividend stocks often have unintentional exposures →	Avoid highest yielding stocks
Risk management is the foundation for investment success →	Avoid outsized portfolio "bets"

Portfolio Construction

Increasing Competitive Advantage →

Increasing Dividend Yield ↓

Dividend Yield	Barriers to Entry: None	Barriers to Entry: Moderate	Barriers to Entry: High	
Low				12%
				10%
Median		Target	Target	10%
		Target	Target	8%
High				5%
	7%	8%	10%	

Median 5 Year Dividend Growth

Portfolio Guidelines

- Universe: S&P 500 Dividend Paying Stocks
- Sector Neutral vs. S&P 500 (+/- 2%)
- ~85 Holdings
- Low Tracking Error and Volatility
- Low Turnover (10-15%)

For informational purposes only. Portfolio characteristics subject to change at any time without notice.

8

The difference in philosophy between the Focused Fund and the strategy to be employed by the Dividend Equity Fund is apparent when looking at historical holdings by dividend yield quintile. The following table highlights the Focused Fund’s historical propensity to invest in the highest dividend yielding stocks as compared to the Dividend Growth Fund and Enhanced Dividend Strategy’s approaches, which both focus on dividend growth instead of the highest dividend yielding stocks. The Russell 1000® Index is divided into deciles by yield. For example, dividend yield (“DY”) Decile 10 represents the top 10% of stocks with the highest dividend yield. Each Target Fund’s and the Enhanced Dividend Strategy’s average historical weight to each yield decile is shown below. The aggregate absolute difference between the Enhanced Dividend Strategy and the Focused Fund is 76% because the Focused Fund has 70% average exposure to the top two deciles. In contrast, the Enhanced Dividend Strategy and Dividend Growth Fund have substantially similar exposures, with only 23% aggregate absolute difference.
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Portfolio Average Weight by Dividend Yield
1/1/2016 to 12/31/2020
	Enhanced Dividend Strategy	Focused Fund	Dividend Growth Fund	Russell 1000® Index	Absolute Difference Enhanced Dividend Strategy vs. Focused Fund	Absolute Difference Enhanced Dividend Strategy vs. Dividend Growth Fund
DY Decile 10	10%	26%	16%	8%	17%	6%
DY Decile 9	23%	44%	26%	12%	21%	3%
DY Decile 8	34%	22%	32%	14%	12%	2%
DY Decile 7	19%	5%	21%	14%	13%	3%
DY Decile 6	10%	0	4%	13%	10%	7%
DY Decile 5	3%	0	0	10%	3%	3%
DY Decile 4	0	0	0	8%	0	0
DY Decile 1, 2, 3	0	0	0	22%	0	0
Cash/N/A	1%	1%	1%	0	0	0
Total					76%	23%
Source: FactSet. Rebalanced Annually.

The emphasis on dividend growth instead of focusing on the highest yielding stocks is clearly more consistent with the investment strategy of the Dividend Growth Fund and strongly supports the conclusion that the Dividend Growth Fund should be the accounting and performance survivor of the Reorganization.

The Dividend Growth Fund identifies companies that have strong prospects for future growth of dividends from a broad universe of possible companies. In contrast, the Focused Fund focuses on those companies that currently pay the highest dividends and accordingly has a more limited number of companies from which to invest. This key difference results in performance and portfolio compositions, as discussed below, that are significantly different. Moreover, this key difference is the reason why including performance information for the Focused Fund in the Dividend Equity Fund’s prospectus would be misleading for shareholders.
More specifically, pursuant to their principal investment strategies:
•The Dividend Growth Fund “selects up to forty dividend paying stocks that the portfolio managers believe demonstrate the potential for long-term dividend growth” from the companies comprising the Russell 1000® Index. The growth-oriented philosophy to which the Dividend Growth Fund subscribes is that of investing in securities believed to offer the potential for long-term growth by, among other things, evaluating selection criteria relating to historical dividend growth.
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•The Dividend Equity Fund will generally hold 65 to 90 companies that have historically paid consistent, growing dividends from the companies comprising the S&P 500® Index.
•The Focused Fund selects “up to thirty high dividend yielding common stocks” from the companies comprising the Dow Jones Industrial Average and the broader market. The first ten stocks selected will represent the ten highest yielding stocks within the Dow Jones Industrial Average.
This means that the Dividend Growth Fund and the Dividend Equity Fund seek to select companies that are focused on growing dividends, while the Focused Fund invests in stocks of companies whose dividend yield is the highest, regardless of historical and potential dividend growth. Companies that are focused on growing dividends tend to be higher-quality, cash-rich businesses that can perform well in down markets, participate in up markets, and are capable of excess returns over a full market cycle, whereas companies with high dividend yields are typically more sensitive to losses and potential dividend cuts during periods of market stress.
The Dividend Equity Fund’s principal investment strategies are clearly most consistent with the investment strategy of the Dividend Growth Fund and are clearly materially and substantially different from the Focused Fund’s investment strategy. This strongly supports the conclusion that the Dividend Growth Fund should be the accounting and performance survivor of the Reorganization.
The similarities between Fort Washington’s Enhanced Dividend Strategy’s and the Dividend Growth Fund relative to the Focused Fund can be demonstrated through factor analysis, historical investment returns, and sector exposures:

•The yield factor of Fort Washington’s Enhanced Dividend Strategy is substantially similar to the yield factor of the Dividend Growth Fund because, again, the Focused Fund only considers high yield instead of incorporating dividend growth, as shown in the table below.
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    * The yellow bar represents Fort Washington’s Enhanced Dividend Strategy.

•The Dividend Growth Fund and the Dividend Equity Fund have higher historical return correlations. A higher historical correlation means that the Dividend Growth Fund and Enhanced Dividend Strategy have historically moved in relation to each other to a greater degree. For example, Fort Washington’s Enhanced Dividend Strategy has a higher historical correlation vs. the Dividend Growth Fund (0.96) than vs. the Focused Fund (0.93), which demonstrates substantially similar historical investment returns and similar investment strategies, as shown in the table below:

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Correlation Matrix • USD • 01/01/2016 - 12/31/2020 • FDSWX

	1	2	3
1 AIG Focused Dividend Strategy W	1.00		
2 AIG Select Dividend Growth W	0.95	1.00	
3 Fort Washington Enhanced Dividend Equity	0.93	0.96	1.00

•In addition to the higher correlation, the Enhanced Dividend Strategy (since inception on 1/1/2016) has generated historical returns (13.2% gross returns) that more closely track the historical returns of the Dividend Growth Fund (11.2%) as compared to the historical returns of the Focused Fund (7.0%), because of the substantially similar investment strategies of the Enhanced Dividend Strategy and the Dividend Growth Fund.

Name	Return 01-01-2016 to 12-31-2020
Fort Washington’s Enhanced Dividend Equity Strategy	13.22%
AIG Select Dividend Growth (Class W)	11.24%
AIG Focused Dividend Strategy (Class W)	6.96%

•Fort Washington’s Enhanced Dividend Strategy also exhibits substantially similar sector exposures relative to the Dividend Growth Fund than the Focused Fund, as shown in the table below. Specifically, out of the eleven sector categories, the Enhanced Dividend Strategy’s sector allocation is more closely aligned with that of the Dividend Growth Fund in seven instances. Through a “super sector” lens, the Focused Fund has had an aggregate absolute difference of 39% relative to the Enhanced Dividend Strategy, driven by 20% higher exposure to Defensive stocks and 13% lower exposure to Cyclical stocks.
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The Dividend Growth Fund, in contrast, has only a 10% aggregate absolute difference relative to the Enhanced Dividend Strategy.3

Sector	Dividend Growth Fund*	Focused Fund*	Enhanced Dividend Strategy	Absolute Difference Enhanced Dividend Strategy vs. Dividend Growth Fund	Absolute Difference Enhanced Dividend Strategy vs. Focused Fund
Cyclical	30%	14%	26%	3%	13%
Defensive	20%	46%	26%	6%	20%
Sensitive	48%	41%	47%	1%	7%
Total	0%	0%	0%	10%	39%
* Portfolio holdings are the most recent publicly available – 1/31/2021 for the Target Funds and 12/31/2020 for the Enhanced Dividend Strategy.

•At the more granular sector level, the Enhanced Dividend Strategy is, again, substantially similar to the Dividend Growth Fund relative to the Focused Fund, driven by significant differences between the Enhanced Dividend Strategy and the Focused Fund in Consumer Defensive and Financial Services stocks.
3 Morningstar divides the stock universe into three major economic spheres, or Super Sectors: cyclical, defensive, and sensitive. Within each of these Super Sectors, Morningstar defines three groups for defensive and four groups each for cyclical and sensitive for a total of 11 sectors. Industry groups and specific industries within each sector permit further analysis, resulting in a unified system that applies to stocks, funds, and portfolios. Investors can quickly evaluate the similarities and differences of funds and portfolios by comparing exposure to the three Super Sectors, but they can also further examine holdings at a very granular level.
The cyclical Super Sector includes industries significantly affected by economic shifts. When the economy is prosperous, these industries tend to expand, and when the economy is in a downturn they tend to shrink. In general, the stocks in these industries have betas of greater than 1. The defensive Super Sector includes industries that are relatively immune to economic cycles. These industries provide services that consumers require in both good and bad times, such as healthcare and utilities. In general, the stocks in these industries have betas of less than 1. The sensitive Super Sector includes industries that ebb and flow with the overall economy, but not severely. Sensitive industries fall between defensive and cyclical, as they are not immune to a poor economy, but they also may not be as severely affected as industries in the cyclical Super Sector. In general, the stocks in these industries have betas that are close to 1.
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Sector	Dividend Growth Fund	Focused Fund	Enhanced Dividend Strategy	Absolute Difference Enhanced Dividend Strategy vs. Dividend Growth Fund	Absolute Difference Enhanced Dividend Strategy vs. Focused Fund
Basic Materials	8%	3%	3%	5%	1%
Communication Services	9%	3%	9%	0%	6%
Consumer Cyclical	8%	6%	9%	0%	2%
Consumer Defensive	9%	24%	9%	0%	16%
Energy	7%	4%	3%	4%	1%
Fin Services	14%	4%	13%	1%	9%
Healthcare	11%	21%	13%	2%	8%
Industrial	17%	9%	11%	5%	2%
Real Estate	0%	0%	2%	2%	2%
Tech	15%	24%	24%	8%	1%
Utilities	0%	0%	4%	4%	4%
Total				32%	51%

Accordingly, this factor strongly supports the determination that the Dividend Growth Fund should be the accounting survivor.
3.Portfolio Composition.
The portfolio composition of the Dividend Equity Fund is expected to be substantially similar to that of the Dividend Growth Fund.
Fort Washington’s Enhanced Dividend Strategy, which will be applied to the combined Dividend Equity Fund, has: (i) a higher common holdings score relative to the Dividend Growth Fund; and (ii) a substantially similar holdings style orientation within the value style (core-value vs. deep value). A Fund’s portfolio holdings will vary over different time periods. The portfolio composition of the Dividend Equity Fund will not be similar to the portfolio composition of the Focused Fund. Accordingly, this factor supports the determination that the Dividend Growth Fund should be the accounting survivor.
With respect to portfolio repositioning, while all of the Dividend Growth Fund’s portfolio holdings are eligible to be held in the Dividend Equity Fund’s portfolio, based on the portfolio holdings, as of March 31, 2021, Fort Washington expects to reposition approximately 65% of the Dividend Growth Fund’s portfolio holdings following the Reorganization. Fort Washington believes this repositioning is in the best interest of the Dividend Growth Fund in order to allow
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Fort Washington to implement the Dividend Growth Fund’s strategy based upon its own proprietary investment process. The core strategies of the Dividend Equity Fund and the Dividend Growth Fund are substantially similar and both select companies from a broad-based universe of investable securities. However, two different portfolio managers with substantially similar mandates and a broad-based universe of possible names, will necessarily choose different companies they believe will best achieve a fund’s investment objectives and goals. Accordingly, the repositioning of the Dividend Growth Fund simply reflects a difference in opinion as to which companies will perform best under the stated investment mandate and not a difference in the underlying investment strategies.
Accordingly, this factor supports the determination that the Dividend Growth Fund should be the accounting survivor.
4.Expense Structure and Expense Ratios.
The Dividend Equity Fund will have similar, but lower, gross and net expenses than either Target Fund because, as a new fund, it necessarily must have competitive fees that reflect current market pricing expectations, whereas the Target Funds have higher historical gross and net expenses because they were implemented at a time when the market could tolerate higher fees. The Target Funds’ net expense ratios are shown in the table below.

	Net Expense Ratios
Share Class	Focused Fund	Dividend Growth Fund	Combined Dividend Equity Fund (Pro Forma)
Class A	1.09%	1.13%	0.99%
Class B1	1.75%	-----	0.99%
Class C	1.74%	1.78%	1.69%
Class W2	0.88%	0.93%	0.77%
1 Class B will be reorganized into Class A of the Dividend Equity Fund.
2 Class W will be reorganized into Class Y of the Dividend Equity Fund.

The net expense ratio of each of the combined Dividend Equity Fund’s share classes will be lower than the net expense ratios of the Dividend Growth Fund’s and the Focused Fund’s share classes, after giving effect to the contractual expense limitations.4

The Target Funds have different gross fees, as shown below. The combined Dividend Equity Fund’s fees will be similar to neither the Dividend Growth Fund nor the Focused Fund.

4 The NAST Letter discusses the fact that the accounting survivor has the most similar expense ratio to the combined fund. Footnote 3 to the NAST Letter also discusses the fact that the combined fund is expected to have a lower expense ratio than the accounting survivor because the combined fund had an expense limitation arrangement.
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	Gross Expense Ratios
Share Class	Focused Fund	Dividend Growth Fund	Combined Dividend Equity Fund (Pro Forma)
Class A	1.09%	1.83%	1.02%
Class B1	1.75%	-----	1.02%
Class C	1.74%	2.74%	1.80%
Class W2	0.88%	2.19%	0.78%
1 Class B will be reorganized into Class A of the Dividend Equity Fund.
2 Class W will be reorganized into Class Y of the Dividend Equity Fund.

The Target Funds have different management fee schedules and net management fee rates, as noted below.

	Focused Fund	Dividend Growth Fund	Combined Dividend Equity Fund (Pro Forma)
Management Fee Schedule	0.60% first 1.5 billion; 0.50% on the next $1.5 billion; 0.40% on assets over $3 billion	0.75%	0.55% on first $1 billion; 0.50% on assets over $1 billion
Effective Management Fee Rate	0.47%	0.75%	0.51%*
*Represents pro forma information if both the Focused Fund and the Dividend Growth Fund are reorganized into the Dividend Equity Fund.
As mentioned, the Dividend Equity Fund is a newly created fund. Therefore, in order for the new fund to be competitively priced in the marketplace, Touchstone Advisors carefully considered the gross expense structure to ensure it would be consistent with current market expectations and align with peer funds. As a result, gross fees are lower for the Dividend Equity Fund than for the Target Funds, reflecting current pricing structures in the market. The Target Funds pricing structures reflect those of the times at which they were launched and would no longer be consistent with current market expectations. Finally, this factor when applied in the context of a newly created fund should be viewed in light of the current market environment where a lower gross expense structure benefits shareholders and reflects current market expectations.

Accordingly, this factor supports the determination that the Dividend Growth Fund should be the accounting survivor.
5.Portfolio Management of the Dividend Equity Fund
The Transaction involves the acquisition of the assets only of unaffiliated investment companies, therefor the portfolio management of the Dividend Equity Fund will necessarily be different from that of the Dividend Growth Fund and the Focused Fund.
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After the Reorganization, Touchstone Advisors will serve as the investment advisor and Fort Washington will serve as sub-advisor to the Dividend Equity Fund. SunAmerica currently manages each of the Dividend Growth Fund and the Focused Fund. After the Reorganization, the portfolio managers of the Dividend Equity Fund will be Austin R. Kummer, CFA, Brendan M. White, CFA, and James E. Wilhelm, Jr. The current portfolio managers of each of the Dividend Growth Fund and the Focused Fund are Timothy Pettee, Timothy Campion, Andrew Sheridan, and Jane Bayar Algieri. Accordingly, this factor neither supports nor rebuts the determination that the Dividend Growth Fund should be the accounting survivor.
6.Asset Size.

As of March 31 2021, the Dividend Growth Fund was smaller than the Focused Fund. As of March 31 2021, the Dividend Growth Fund had net assets of approximately $71 million and the Focused Fund had net assets of approximately $4.6 billon. Although this NAST factor favors the selection of the larger Focused Fund as the accounting survivor in the Reorganization, we do not believe that this factor should be determinative when balanced against the other NAST factors especially given the differences in investment strategies and portfolio composition. Notably, despite the Dividend Growth Fund’s smaller size, it is sufficiently large enough to implement its investment program.

The Trust recognizes that the difference in asset size between the Dividend Growth Fund and the Focused Fund is significant. However, the Trust notes that, in the NAST letter, the SEC staff does not identify any one of the NAST factors as having more significance than the other factors. In addition, the SEC staff has acknowledged that there is “no hierarchy” with respect to the NAST factors. The Trust contends that the difference in asset size should not be given undue weight because shareholders generally give less weight to the size of a fund and more weight to the fund’s investment strategy and the overall shareholder experience, including how the experience relates to shareholders’ expectations. The Trust also notes that, if the asset size factor were to determine the accounting survivor on its own, without given due weight to the other factors, then asset size would be the only relevant factor going forward; it would eliminate the need to conduct a NAST analysis entirely. There are more factors included in the NAST analysis because asset size should not be the sole consideration when determining accounting and performance survivor.

Other Considerations
We note that there are other important factors in addition to the NAST analysis that should also be considered. Based on a review of the other important factors, and the NAST factors, the Dividend Growth Fund will be the accounting survivor in the Reorganization. The analysis of other important factors is as follows:
1.Operational History.
The Focused Fund’s inception date was June 8, 1998; the Dividend Growth Fund’s inception date was May 2, 2014. Although the Focused Fund has a longer operational history, the Dividend Growth Fund has operational and performance history of approximately seven years. Touchstone
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Advisor’s believes that the Dividend Growth Fund’s operational and performance history of seven years is significant and sufficient to help shareholders understand the risks of investing in the Dividend Growth Fund. In addition, the historical performance record of the Focused Fund does not reflect the investment strategy of the Dividend Equity Fund or Touchstone Advisors or Fort Washington post-Reorganization. As noted herein, the performance history of the Dividend Growth Fund more closely reflects the investment strategy of the combined Dividend Equity Fund following the Reorganization.
2.Performance
For the reasons discussed above with respect to investment strategy similarities, the Dividend Growth Fund’s performance history is significantly and materially more reflective of the Dividend Equity Fund’s investment strategy post-Reorganization that will be used by Fort Washington to manage the Dividend Equity Fund, as shown below. The historical performance of Fort Washington’s Enhanced Dividend Strategy, while somewhat stronger than the historical performance of the Dividend Growth Fund, is much closer aligned to the Dividend Growth Fund’s historical performance than the Focused Fund’s historical performance. This is due to the fact that the Dividend Equity Fund’s investment strategy will be substantially similar to that of the Dividend Growth Fund and demonstrates that the strategies are closely aligned because the performance results are similar. The Focused Fund’s investment performance prior to the Reorganization is not reflective of the investment strategy post-Reorganization. Presenting the performance of the Dividend Growth Fund will provide shareholders with a clearer indication of how the Dividend Equity Fund may perform in the future and how the strategy has performed historically, because the performance will have been generated through the use of a strategy that is substantially similar to that of the Dividend Equity Fund. Presenting the performance of the Focused Fund may, in fact, mislead investors because the performance was generated using a strategy that is substantially different than that of the Dividend Equity Fund. This may also create confusion amongst investors, particularly given the distinct differences between high dividend yielding stocks and dividend growth stocks.

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AIG Focused Dividend Strategy Fund - Average Annual Total Returns for the periods ended December 31, 2020

AIG Focused Dividend Strategy Fund	Inception Date	1 Year	5 Years	10 Years	Since Inception
Class A (return before taxes)	06/08/1998	-11.46%	5.49%	9.58%	N/A
Class A (return after taxes on distributions)	06/08/1998	-12.24%	3.90%	7.98%	N/A
Class A (return after taxes on distributions and sale of fund shares)	06/08/1998	-6.36%	4.13%	7.58%	N/A
Class B (return before taxes)	06/08/1998	-10.33%	5.72%	9.65%	N/A
Class C (return before taxes)	06/08/1998	-7.58%	6.06%	9.52%	N/A
Class W (return before taxes)	05/15/2013	-5.87%	6.96%	N/A	7.63%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	05/15/2013	18.40%	15.22%	13.88%	13.65%
AIG Select Dividend Growth Fund - Average Annual Total Returns for the periods ended December 31, 2020

AIG Select Dividend Growth Fund	Inception Date	1 Year	5 Years	Since Inception
Class A (return before taxes)	05/02/2014	2.41%	9.76%	7.82%
Class A (return after taxes on distributions)	05/02/2014	1.79%	8.05%	6.07%
Class A (return after taxes on distributions and sale of fund shares)	05/02/2014	1.71%	7.35%	5.79%
Class C (return before taxes)	05/02/2014	6.94%	10.29%	7.99%
Class W (return before taxes)	05/02/2014	8.89%	11.24%	8.92%
Russell 1000® Index (reflects no deduction for fees, expenses or taxes)	05/02/2014	20.96%	15.60%	13.30%
Fort Washington’s Enhanced Dividend Growth Strategy - Average Annual Total Returns for the periods ended December 31, 2020

Fort Washington Enhanced Dividend Composite	Inception Date	1 Year	5 Years
Gross Returns	12/31/2015	10.37%	13.23%
Net Returns	12/31/2015	10.26%	13.17%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	12/31/2015	2.80%	9.74%

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3.Independent Confirmation
Tait will serve as the independent registered public accounting firm for the Dividend Equity Fund. Touchstone Advisors consulted with Tait and K&L Gates (counsel to the Dividend Equity Fund) when conducting its accounting and performance survivor analysis. Tait did not object to the conclusion. K&L Gates agrees with the determination that the Dividend Equity Fund is the appropriate accounting and performance survivor.
Conclusion

The Trust has determined, in good faith, that the totality of the NAST factors, taken together, support the conclusion that the combined Dividend Equity Fund will substantially and materially resemble the Dividend Growth Fund, and that the Dividend Growth Fund is thus the proper accounting and performance survivor of the Reorganization. The Dividend Growth Fund has (i) substantially similar investment strategy, (ii) substantially similar portfolio composition, and (iii) the only relevant performance history and track record relative to the combined Dividend Equity Fund. The Trust believes that this outcome is in the best interest of the Dividend Growth Fund and the Focused Fund shareholders as well as future shareholders that may invest in the Dividend Equity Fund. Selection of the Focused Fund as the accounting and performance survivor would lead to investor confusion and be misleading to shareholders. Tait did not object to the conclusion and K&L Gates concurred with the analysis with respect to accounting and performance survivorship and that the Dividend Growth Fund is the appropriate accounting and performance survivor of the Reorganization.
*    *    *    *    *

    The Trust, on behalf of the Acquiring Funds, intends to file a delaying amending followed by an amended Registration Statement that will reflect the above responses to the Disclosure and Accounting Staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Meredyth Whitford-Schultz, Esq.
Counsel to the Trust
Clair E. Pagnano, Esq.
    Partner, K&L Gates LLP
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